voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

RECEIVED

22 A 6:50

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SUPPL

07024654

Linz, 2007-06-19

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated June 19, 2007
  voestalpine:
  - BÖHLER-UDDEHOLM AG: takeover offer by voestalpine AG unconditional – purchase price payable on 22 June 2007
  - voestalpine AG rules out further increase in offer price
  - Early payment for shareholders that still accept the takeover offer by 5 July 2007

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

dlw 6/25

voestalpine
ONE STEP AHEAD.

voestalpine AG

A D H O C - M I T T E I LU N G am 19. Juni 2007

voestalpine:

- **BÖHLER-UDDEHOLM AG: Übernahme durch voestalpine AG perfekt – Zahlung an Aktionäre bereits am 22. Juni 2007**
- **voestalpine AG schließt Erhöhung des Angebotspreises definitiv aus**
- **Vorgezogene Zahlung für Aktionäre, die das Angebot noch bis zum 5. Juli annehmen**

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt und dieses nach Ankündigung via Presseaussendung vom 18. Mai 2007 am 19. Mai 2007 durch entsprechende Veröffentlichung verbessert sowie die Annahmefrist verlängert. Am 4. Juni 2007 um 17.30 Uhr Ortszeit Wien endete die (verlängerte) Annahmefrist des Übernahmeangebots.

Das Übernahmeangebot wurde in der Annahmefrist für insgesamt 17.172.034 BÖHLER-UDDEHOLM Aktien angenommen, dies entspricht einem Anteil von rund 33,7 % am gesamten Grundkapital der BÖHLER-UDDEHOLM AG. Die voestalpine AG verfügt somit unter Einberechnung der durch Paralleltransaktionen bis einschließlich 18.6.2007 erworbenen sowie der indirekt erworbenen BÖHLER-UDDEHOLM Aktien der BU Industrieholding GmbH insgesamt über 28.902.762 BÖHLER-UDDEHOLM Aktien entsprechend einem Anteil von rund 56,6 % am gesamten Grundkapital der BÖHLER-UDDEHOLM AG. Das gesetzliche Mindestannahmeerfordernis (§ 25a Abs 2 ÜbG) ist damit erfüllt.

Die voestalpine AG gibt bekannt, dass am 19.6.2007 die aufschiebende Bedingung der kartellrechtlichen Nichtuntersagung des geplanten Erwerbes der BÖHLER-UDDEHOLM Aktien durch die Europäische Union, eingetreten ist – ebenfalls nicht untersagt wurde der Erwerb durch die zuständigen Behörden in Südafrika und den USA – sowie, dass die voestalpine AG am 19.6.2007 auf den Eintritt der übrigen aufschiebenden Bedingungen verzichtet hat (Punkt 2.3.1 (ii) Übernahmeangebot). Das Übernahmeangebot sowie der Erwerb der BU Industrieholding sind damit verbindlich. Der Kaufpreis wird den Inhabern von BÖHLER-UDDEHOLM Aktien, die das Angebot während der Annahmefrist angenommen haben, am 22.6.2007 Zug-um-Zug gegen Übertragung der BÖHLER-UDDEHOLM Aktien ausbezahlt.

Weiters hat die voestalpine AG der Übernahmekommission eine Änderung des Übernahmeangebots gemäß § 15 ÜbG angezeigt: Inhabern von BÖHLER-UDDEHOLM Aktien, die das Übernahmeangebot während der gesetzlichen Nachfrist bis spätestens 5.7.2007 17.30 Uhr Ortszeit Wien annehmen, wird der Kaufpreis (EUR 73.00) spätestens binnen drei österreichischen Bankarbeitstagen ab 5.7.2007 Zug-um-Zug gegen Übertragung der kaufgegenständlichen BÖHLER-UDDEHOLM Aktien ausbezahlt („Zwischensettlement").

Alle BÖHLER-UDDEHOLM Aktionäre, die das Übernahmeangebot nicht bis 5.7.2007 angenommen haben, können dieses noch bis zum Ablauf der gesetzlichen Nachfrist (§ 19 Abs 3 ÜbG) am 6.9.2007 17.30 Uhr Ortszeit Wien annehmen und erhalten den Kaufpreis spätestens 10 Börsetage nach Ende dieser Nachfrist ausbezahlt.

Die Veröffentlichung der Änderung des Übernahmeangebots erfolgt am 20. Juni 2007.

Die voestalpine AG erklärt hiermit definitiv, den Angebotspreis nicht mehr zu erhöhen (§ 15 ÜbG).

Diese Information ist kein öffentliches Angebot zum Erwerb von Beteiligungspapieren der BÖHLER-UDDEHOLM AG. Das öffentliche Angebot erfolgte durch Veröffentlichung des Übernahmeangebots am 26. April 2007. Seine Annahme kann allein gemäß den Bedingungen des veröffentlichten Übernahmeangebots in seiner geltenden Fassung erfolgen. Das Übernahmeangebot ist seit 26. April 2007, die 1. Änderung seit 19. Mai 2007 und die am 20. Juni 2007 zur Veröffentlichung gelangende Änderung ab 20. Juni 2007 jeweils in der alleine bindenden deutschen Fassung sowie in einer nicht verbindlichen englischen Übersetzung unter anderem auf der Website der voestalpine AG unter www.voestalpine.com abrufbar.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine:

- **BOEHLER-UDDHOLM AG: takeover offer by voestalpine AG unconditional – purchase price payable on 22 June 2007**
- **voestalpine AG rules out further increase in offer price**
- **Early payment for shareholders that still accept the takeover offer by 5 July 2007**

On 26 April 2007, voestalpine AG published a voluntary public takeover offer to the shareholders of BOEHLER-UDDEHOLM AG. As announced in a press release on 18 May 2007 and publication on 19 May 2007, this takeover offer was improved and the acceptance period extended. The (extended) term of acceptance for the takeover offer expired on 4 June, 2007 at 5:30 p.m. Vienna time.

During the acceptance period, the takeover offer was accepted in respect of 17,172,034 BOEHLER-UDDEHOLM shares, corresponding to approximately 33.7 % of the equity capital of BOEHLER-UDDEHOLM AG. Including shares acquired through parallel purchases up to and including 18 June 2007 as well as the shares acquired indirectly from BU Industrieholding GmbH, voestalpine AG has consequently acquired 28,902,762 BOEHLER-UDDEHOLM shares, representing approximately 56.6% of the aggregate share capital. The statutory minimum acceptance requirement (§ 25a para 2 Austrian Takeover Act) is thus fulfilled.

voestalpine announces that on 19 June 2007 the condition precedent of merger control approval of the contemplated purchase of the BOEHLER UDDEHOLM shares by the European Union was fulfilled. The contemplated purchase has also been cleared by the competent authorities in South Africa and the USA. Furthermore voestalpine AG on 19 June 2007 waived the fulfilment of any other conditions precedent (Point 2.3.1. (ii) takeover offer). The takeover offer, as well as the acquisition of shares of BU Industrieholding GmbH, are therefore binding. Holders of BOEHLER-UDDEHOLM shares that have accepted the takeover offer during the acceptance period will receive the purchase price on 22 June 2007 in return for the transfer of the BOEHLER-UDDEHOLM shares.

Moreover, pursuant to § 15 Austrian Takeover Act voestalpine AG has notified the following modification to the takeover offer to the Austrian Takeover Commission: Holders of BOEHLER-UDDEHOLM shares who accept the takeover offer during the statutory sell-out period until 5.7.2007 5.30 p.m. Vienna time at the latest will receive the purchase price (EUR 73.00) within three Austrian banking days from 5.7.2007 in return for the transfer of the respective BOEHLER-UDDEHOLM shares ("Interim Settlement").

All BOEHLER-UDDEHOLM AG shareholders that have not accepted the takeover offer until 5.7.2007 may accept the takeover offer until the expiration of the sell-out period (§ 19 para 3 Austrian Takeover Act) up to and including 6 September 2007 5:30 p.m. Vienna time and will receive the purchase price at the latest 10 Austrian banking days following the end of this sell out period.

The publication of the revised takeover offer will take place on 20 June 2007.

voestalpine AG categorically rules out any further increase in the offer price (§ 15 Austrian Takeover Act).

This communication does not constitute a public offer for the acquisition of shares in or other securities issued by BOEHLER-UDDEHOLM AG. The public offer has been made only and solely through publication of the takeover offer on 26 April 2007. Its acceptance can occur only in accordance with the terms of the takeover offer as amended. The takeover offer has been available since 26 April 2007, the 1st revision of the takeover offer from its publication on 19 May 2007 and the 2nd revision since 20 June onwards, both in the exclusively binding German version and in a non-binding English translation among others, on voestalpine AG's website www.voestalpine.com.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

END

voestalpine
EINEN SCHRITT VORAUS.